Exhibit 99.1

GALMED PHARMACEUTICALS LTD.
16 Tiomkin St.
Tel Aviv 6578317, Israel

April 20, 2016

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. to be held at 5:00 p.m., Israel time, on Wednesday, May 25, 2016, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors, audit committee and remuneration committee are recommending that you vote “FOR” all of the proposals on the agenda, each as specified in the enclosed proxy statement.

A discussion period will be provided at the meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Monday, April 25, 2016, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience in any event so as to be received by the Company in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,
/s/ Allen Baharaff

ALLEN BAHARAFF
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.
16 Tiomkin St.
Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 25, 2016

This Proxy Statement is being solicited by the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company” or “Galmed”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel at 5:00 p.m. (Israel time), or at any postponement or adjournment thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	To re-elect Mr. Allen Baharaff as Class II director to serve as a member of the Board until the annual general meeting to be held in 2019;
2.	To re-elect Mr. Shmuel Nir as Class I director to serve as a member of the Board until the annual general meeting to be held in 2018;
3.	To approve an acceleration and an extension of exercise period of options granted to Dr. Maya Halpern;
4.	To approve an amendment to the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Allen Baharaff;
5.	To approve an annual cash bonus and related objectives and terms thereof for 2016 for Mr. Allen Baharaff;
6.	To approve the grant of equity awards to Mr. Allen Baharaff;
7.	To re-approve the grant of equity awards to Mr. Allen Baharaff and Mr. Chaim Hurvitz, chairperson of the Board, for the year 2015;
8.	To approve the grant of equity awards to non-management members of the Board;
9.	To appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2017 annual meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2015.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Monday, April 25, 2016 (the “Record Date”).

As of April 20, 2016 the Company had outstanding 11,100,453 ordinary shares, par value of 0.01 New Israeli Shekels per share (the “Ordinary Shares”), each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to Wednesday, June 1, 2016, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s amended and restated articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the proposals to be presented at the Meeting.

The approval of Proposal Nos. 4, 5, 6 and 7(a) are also subject to the fulfillment of one of the following additional voting requirements (such majority, determined in accordance with clause (i) or (ii) below, shall be referred to hereinafter as a “Special Majority”):

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or
(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Please note:

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), in order for your vote to be counted with respect to Proposal Nos. 4, 5, 6 and 7(a), you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant matters on the agenda:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);
•	any entity in which you or a Relative of yours hold 5% or more of such entity’s outstanding shares or voting rights;
•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and
•	a person voting under a proxy given by you.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 4, 5, 6 and 7(a).

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Yael Hollander, Adv., or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the

Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the proposals set forth in the Notice of Annual General Meeting of Shareholders, other than for Proposal Nos. 4, 5, 6 and 7(a).

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yael Hollander, General Counsel, or by facsimile to +972-3-6938447, no later than Monday, May 16, 2016.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015, please see Item 6 B. of our annual report on Form 20-F filed with the SEC on March 22, 2016, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days of April 20, 2016 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The number of Ordinary Shares beneficially owned by each individual or group is based upon information in documents filed with the U.S. Securities and Exchange Commission, other publicly available information or information otherwise available to the Company and is believed to be accurate. Percentage ownership information is based on 11,100,453 Ordinary Shares issued and outstanding as of April 20, 2016.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Beneficial Owners	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Allen Baharaff(1)	4,162,945	35.2%
Chaim Hurvitz(2)	1,003,874	9.0%
All Directors and Office Holders as a group (9 persons)(3)	5,399,659	46.29%

(1)	Ordinary shares beneficially owned consist of (i) 3,420,823 ordinary shares, of which 3,416,823 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and (ii) options to purchase 742,122 ordinary shares that are currently exercisable within 60 days from April 20, 2016, of which 567,162 have an exercise price per share of NIS 0.01 and will expire in September 2023, 174,960 have an exercise price of $0.53 and will expire in September 2023. All such options were granted on December 22, 2013. Of the 4,162,945 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 746,122 shares beneficially owned and shared voting and dispositive power with G. Yaron Medical Research Ltd. over 3,416,823 shares.
(2)	Ordinary shares beneficially owned consist of 1,003,874 ordinary shares, of which 776,385 shares are held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Hurvitz is the controlling shareholder and the chairman of its board of directors. Of the 1,003,873 ordinary shares, Mr. Hurvitz exercises sole voting and dispositive power over 227,488 ordinary shares and shared voting and dispositive power with Shirat HaChaim Ltd. over 776,385 shares.
(3)	All included options are exercisable as of, or will become exercisable within 60 days as of, April 20, 2016.

PROPOSALS 1 AND 2

ELECTION OF CLASS I AND II DIRECTORS

Membership of the Board

Under our amended and restated articles of association (the “Articles”), the Board consists of three classes of directors (not including the two external directors, each of whom is not part of any class) which are appointed for fixed terms of office in accordance with the Companies Law and our Articles, with one class being elected each year for a term of approximately three years by our shareholders at our annual general meeting.

Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. The term of the initial Class II Directors will expire at the annual general meeting of shareholders to be held in 2016; the term of the initial Class III Directors will expire at the annual general meeting of shareholders to be held in 2017; and the term of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2018. Dr. Maya Halpern was our Class I director, Mr. Allen Baharaff and Mr. Shmuel Nir are our initial Class II Directors, and Mr. William Marth and Mr. Chaim Hurvitz are our initial Class III Directors. On February 11, 2016, we announced that Dr. Maya Halpern will retire from the Company as our Chief Medical Officer and as a director effective as of April 9, 2016, due to her reaching retirement age.

In accordance with the Articles, in the event the number of directors to be elected at any annual general meeting (other than external directors) is greater than the number of directors in the class of directors whose terms expire at such meeting, then the annual meeting at which such directors are elected shall, to the extent necessary, divide the directors elected among the classes of directors in order to keep the classes as nearly equal in number as possible, and the term of office of any additional directors so elected to any class whose term did not expire at such meeting shall correspond to, and expire together with, the term of office of the directors in the class to which they were elected.

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board presently comprises of six members, two of whom are external directors.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

No nominees for external directors nor for independent directors are up for election at the Meeting.

At the Meeting, two of the Company’s current six directors are candidates for election. The Board is recommending to the Company’s shareholders to elect the proposed nominees as members of the Board. It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the election of the proposed nominees: Mr. Allen Baharaff as a Class II director and Mr. Shmuel Nir, as a Class I director, each to hold office until the expiration of his respective term at the annual meeting of shareholders to be held in 2019 and 2018, respectively, and until a successor shall have duly taken office unless such office is earlier vacated under any relevant provisions of the Articles or the Companies Law.

Following is biographical information for each director and nominee nominated by our Board:

Allen Baharaff, our controlling shareholder, President and Chief Executive Officer and a member of our Board, who co-founded the Group in 2000 and served as the Chief Financial Officer of Galmed Holdings, Inc. our predecessor, since 2000, as our Chief Executive Officer since January 2012 and as our President since March 2015. Prior to which, he held a number of senior executive positions, including a Senior Vice President position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2001, Mr. Baharaff also serves as a member of the board of directors of the Tel-Aviv Museum of Arts, and was chairing its educational activities until 2015. Since 2005, Mr. Baharaff also serves as a Director of the Rubin Museum. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

Shmuel Nir, a director since 2007, serves as President and Chief Executive Officer of Tushia Consulting Engineers Ltd., an investment and management services company, and Chairman of the board of directors of Matan Digital Printers Ltd. From March 1998 to January 2008, he served as President and Chief Executive Officer of Macpell Industries Ltd., a leading industrial group. Between January 1991 and March 1998, Mr. Nir was an Executive Vice President of Operations at Macpell Industries Ltd. and President and Chief Executive Officer of two of its subsidiaries, New Net Industries Ltd. and New Net Assets Ltd. Prior to January 1991, Mr. Nir had held various positions with Intel Corporation in Jerusalem, Israel and Tefen Management Consulting. Between 1999 and 2006, Mr. Nir served as managing partner at Spring Venture Capital Fund. Mr. Nir holds a B.Sc. in Industrial Engineering and Management from the Technion — Israel Institute of Technology in Haifa, which was awarded in 1989.

Compensation of Directors

As approved by our shareholders at our 2014 annual meeting, in connection with their services as directors of the Company, each of our directors from time to time, including external directors, is entitled to an annual payment of $30,000, plus value-added tax, if applicable, payable quarterly at the end of each quarter.

The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, or the Compensation Regulations, which provide that such compensation will not be less than the Minimum Amount (as defined in the Compensation Regulations).

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED to re-elect Mr. Allen Baharaff as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2019 and when his successor has been duly elected.”

“RESOLVED to re-elect Mr. Shmuel Nir as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2018 and when his successor has been duly elected.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 3

APPROVAL OF AN ACCELERATION AND AN EXTENSION
OF EXERCISE PERIOD OF OPTIONS GRANTED TO DR. MAYA HALPERN

Dr. Maya Halpern has ceased to serve as a director and Chief Medical Officer of the Company effective as of April 9, 2016, and will retire from the Company on May 15, 2016. On May 11, 2015, Dr. Halpern was granted 120,000 options, which will vest over a period of four (4) years, as follows: 25% of the Options will be vested upon the lapse of 12 months following the date of grant (i.e., May 11, 2016), and thereafter the remainder of the options shall vest on an equally quarterly basis (the “Options”).

According to the Company’s 2013 Incentive Share Option Plan (the “2013 Plan”), the Company may determine that the vesting dates will be accelerated, or partially accelerated so that any unvested option or any portion thereof will be immediately vested subject to the occurrence of an event determined by the Board. Additionally, according to the 2013 Plan an option may be exercised after the date of termination of optionee’s employment with the Company during an additional period of time beyond the date of such termination, but only with respect to the number of vested options at the time of such termination, if prior to the date of such termination, the Company shall authorize an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have been exercisable.

At the Meeting, shareholders will be asked to approve the acceleration of the vesting dates of Dr. Halpern’s Options so that 30,000 of the unvested options to purchase 30,000 ordinary shares of the Company will become immediately vested as of the date which is ten (10) days prior to the effective date of Dr. Halpern’s termination of employment with the Company (and the remaining unvested options will lapse) and to approve an extension of the exercise period of all of the vested options (i.e., 60,000 options) until the lapse of five (5) years from the date of Dr. Halpern’s termination of employment.

The proposed amendments to the terms of the grant to Dr. Halpern were approved by the Remuneration Committee and the Board while considering, among others, Dr. Halpern’s performance and contribution to the Company as well as her experience and the terms of the Company’s Compensation Policy with respect to the terms of office and employment of the Company’s Office Holders, which was approved by the Company’s shareholders in December 2014 (the “Compensation Policy”). The acceleration and extension of Dr. Halpern’s options are consistent with our Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve (i) the acceleration of the vesting dates of Dr. Halpern’s Options so that 30,000 of the unvested options to purchase 30,000 ordinary shares of the Company will become immediately vested as of the date which is ten (10) days prior to the effective date of Dr. Halpern’s termination of employment with the Company and (ii) an extension of the exercise period of all the vested options (i.e., 60,000 options) until the lapse of five (5) years from the date of Dr. Halpern’s termination of employment.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 4

APPROVAL OF AMENDMENTS TO THE
EMPLOYMENT TERMS OF MR. ALLEN BAHARAFF

We entered into an employment agreement, dated December 23, 2013, with our President and Chief Executive Officer, Mr. Allen Baharaff, who is also a controlling shareholder, which was approved and ratified by our shareholders on December 30, 2013. Under the terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of $20,000 and car expenses reimbursement of NIS 2,500. In addition, Mr. Baharaff will be eligible to receive (i) an annual bonus in an amount of two to six times his monthly base salary (or up to nine times monthly his base salary if Proposal 5 is approved by the shareholders), to be determined based on the achievement of certain milestones set by our Board and (ii) upon the termination of his employment, special remuneration of nine times his gross monthly salary as consideration for certain noncompetition provisions contained in his employment agreement. Mr. Baharaff will also receive other benefits required under Israeli law or that are customary for senior executives in Israel such as reimbursement for cellular telephone expenses, car expenses reimbursement, and Company contributions equivalent to 5%, 8.33%, 2.5% and 7.5% of his gross monthly base salary towards certain pension, or a manager’s insurance policy, severance, disability and tax-advantaged savings funds, or a study fund, respectively. Mr. Baharaff will also contribute 5% and 2.5% of his gross monthly salary towards the manager’s insurance policy and study fund, respectively. Mr. Baharaff’s employment agreement is terminable by either party upon 90 days’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

At the Meeting, our shareholders will be asked to approve the following amendments to the employment terms of Mr. Baharaff: (i) increase of $10,000 in Mr. Baharaff’s gross monthly salary (from $20,000 to $30,000), which would be made in two steps as follows: first increase in the amount of $5,000 would be effective retroactively from January 1, 2016 and the second increase of $5,000 would be effective as of January 1, 2017; (ii) an increase of NIS 1,500 in Mr. Baharaff’s car expenses reimbursement (from NIS 2,500 to NIS 4,000), which would be effective retroactively from January 1, 2016.

The proposed amendments to the employment terms of Mr. Baharaff were approved by the Remuneration Committee and the Board while considering, among others, Mr. Baharaff’s performance and contribution to the Company as well as his experience and the terms of the Company’s Compensation Policy. When reviewing Mr. Baharaff terms of employment, the compensation committee and the Board reviewed a peer group compensation survey prepared by its advisors and employees and considered market trends in similar companies. The employments terms of Mr. Baharaff following the proposed amendments are consistent with our Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment to the terms of employment of Mr. Baharaff, the President and Chief Executive Officer of the Company, as described in the Proxy Statement, dated April 20, 2016.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

APPROVAL OF ANNUAL CASH BONUS AND RELATED OBJECTIVES
AND TERMS THEREOF FOR 2016 FOR MR. ALLEN BAHARAFF

Consistent with the Compensation Policy, annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through team work and collaboration.

Consistent with the Compensation Policy and subject to the limitations set forth therein, the Company may determine with respect to each year, the target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s President and Chief Executive Officer. Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee and the Board have approved, and are recommending that the shareholders approve, the following annual bonus for the 2016 for Mr. Allen Baharaff and the following proposed related objectives and terms thereof. The maximum annual bonus that may be granted to Mr. Baharaff is based on the same formula as determined for other Office Holders of the Company.

Eligibility

Mr. Baharaff would be eligible to receive an annual cash bonus for the year 2016, without the need for further shareholder approval, subject to the following: (i) continuous employment of Mr. Baharaff as President and Chief Executive Officer through December 31, 2016; (ii) achievement of the specific objectives using the pre-defined key performance indicators described below; (iii) the limitations of the Compensation Policy and applicable law; and (iv) all other terms of the bonus plan as set forth below.

Minimum Threshold

Mr. Baharaff’s annual cash bonus would be subject to the Company securing a financing round by the end of 2016 and having current assets of at least $12,500,000 as of December 31, 2016.

Objectives

The objectives for Mr. Baharaff’s annual cash bonus for 2016 would be divided into Company goals and personal evaluation as follows:

Company Goals

The Company’s goals for purposes of Mr. Baharaff’s annual bonus for 2016 are as follows:

Weight	Goal	Objective	% Achievement of Objectives
1/3	Clinical	Enrollment of 240 subjects in the ARREST Study by year end	Enrollment of less than 220 subjects = 0% Enrollment of 220 – 239 subjects = 80% Enrollment of 240 subjects = 100% Enrollment of 241 or more subjects = 120%
1/3	Financing	Capital raise of at least $10,000,000 by year end (not including business development related financing)	Raise less than $8,000,000 = 0% Raise $8,000,000 up to $10,000,000 (not including) = 80% Raise $10,000,000 up to $12,000,000 (not including) = 100% Raise at least $12,000,000 = 120%
1/3	Business Development	Closing of one license agreement by year end	Closing of one license agreement = 100%

Personal Evaluation

Mr. Baharaff’s personal evaluation goals for purposes of Mr. Baharaff’s annual bonus for 2016 are as follows:

Weight	Goal	Objective	% Achievement of Objectives
16%	Clinical	Enrollment of 240 subjects in the ARREST Study by year end	Enrollment of less than 220 subjects = 0% Enrollment of 220 – 239 subjects = 80% Enrollment of 240 subjects = 100% Enrollment of 241 or more subjects = 120%
28%	Financing	Capital raise at least $10,000,000 by year end (not including business development related financing)	Raise less than $6,000,000 = 0% Raise $6,000,000 up to $10,000,000 (not including) = 80% Raise $10,000,000 up to $12,000,000 (not including) = 100% Raise at least $12,000,000 = 120%
12%	Business Development	Closing of one license agreement or strategic agreement by year end	Closing of one license agreement or strategic agreement = 100%
12%	Research and Development	Generate work plans for life cycle programs and/or closing pre-clinical gaps by year end	Generate work plans for life cycle programs and/or closing pre-clinical gaps = 100%
12%	Pipeline Programs	Initiation of two additional product indications by year end	One product indication = 0% Two product indications = 100% Three or more product indications = 120%
20%	Personal Evaluation	Personal evaluation of overall performance, including Company’s strategy, leadership and team work	Subject to the discretion of the chairperson of the Remuneration Committee

Payout formula

Mr. Baharaff would be paid the annual bonus according to the following formula:

Multiplier * Mr. Baharraff’s Base Salary * [(½ * Company Goals) + (½ * Personal Evaluation)] = Payout

The Multiplier is defined as follows:

º	If the Company has at least $22,500,000 in current assets as of December 31, 2016, the Multiplier would be nine months base salary;
º	If the Company has at least $12,500,000 and up to $22,500,000 in current assets as of December 31, 2016, the Multiplier would be six months base salary.

Consistent with the Compensation Policy, in addition and/or in case of any or all of the performance measures were not met, the Remuneration Committee and the Board shall have the discretion to determine the payout, as well as the authority to grant a discretionary component, which will be in an amount that shall not exceed the greater of (i) 20% of Mr. Baharaff’s total cash bonus and (ii) two months’ base salary of Mr. Baharaff.

Payment in Equity-based Compensation

The Company may determine that a portion of the annual cash bonus will be paid in equity-based compensation (including options and RSUs), which will be calculated, in case of options, based on the Black & Scholes option pricing model. Such equity award would be subject to the terms, conditions and limitations set forth in the Compensation Policy with respect thereto, as well as Galmed’s 2013 Plan, and would vest over a period of four (4) years as follows: 25% of the awards would vest upon the lapse of 12 months following the date of grant, and thereafter the remainder of the awards shall vest on an equally quarterly basis. The awards would be effective as of the date of grant, subject to the execution by the officer of an appropriate award agreement with the Company confirming the terms and conditions applying to the grant and would expire after ten years from the date of grant.

The exercise price of options to purchase Company’s ordinary shares granted to Israeli and for non-Israeli officers would be the closing price of the Company’s ordinary shares on NASDAQ on the effective date of grant.

Employment Agreement amendment

Approval of this Proposal will be deemed as an amendment to Mr. Baharraff’s terms of employment and will increase the maximum annual cash bonus that may be granted to Mr. Baharaff to nine monthly base salaries.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an annual cash bonus and related objectives and terms thereof for 2016 for Mr. Allen Baharaff, as described in the Proxy Statement, dated April 20, 2016”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 6

APPROVAL OF EQUITY AWARDS TO MR. ALLEN BAHARAFF

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee and the Board have approved, and are recommending that the shareholders approve, the grant to Mr. Baharaff, in his capacity as the Company’s President and Chief Executive Officer and as a director, options to purchase 170,000 Ordinary Shares, of which (i) 160,000 are in connection with his services as President and Chief Executive Officer and (ii) 10,000 are in connection with his services as a member of the Board which is the same number of options proposed to be granted to all other Board members in Proposal 8 below. All options granted to Mr. Baharaff would have an exercise price of $5.94 per share (which was the closing price at the last trading day preceding the Board’s meeting on February 4, 2016). When considering this Proposal, the compensation committee and the Board reviewed a peer group compensation survey prepared by its advisors and employees and considered market trends in similar companies.

The above options would be granted under the 2013 Plan and vest over a period of four (4) years, such that 25% of the options would vest upon the lapse of 12 months following the date of Board approval, and thereafter the remainder of the options shall vest on an equally quarterly basis. The option grant is subject to the execution of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on February 3, 2026. The options would be granted in accordance with Section 3(i) of the Income Tax Ordinance (New Version), 5721-1961 (the “Income Tax Ordinance”).

The Company views February 4, 2016, the original date of approval of the grant by the Board, as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy notwithstanding that shareholder approval may be required for such grants. As of such date, the value of the proposed award to Mr. Allen Baharaff, calculated in accordance with the Black & Scholes option pricing model, was $705,863.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the grant to Mr. Allen Baharaff of options to purchase 170,000 Ordinary Shares, as described in the Proxy Statement, dated April 20, 2016.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 7

RE-APPROVAL OF GRANT OF EQUITY AWARDS TO MR. ALLEN BAHARAFF AND
MR. CHAIM HURVITZ, CHAIRPERSON OF THE BOARD, FOR THE YEAR 2015

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee, the Board and the shareholders of the Company approved in the year 2015 the grant to Mr. Baharaff, in his capacity as the Company’s President and Chief Executive Officer and as a director, options to purchase 140,000 Ordinary Shares, of which (i) 130,000 were in connection with his services as President and Chief Executive Officer and (ii) 10,000 were in connection with his services as a member of the Board, and approved the grant to Mr. Hurvitz of options to purchase 10,000 Ordinary Shares in connection with Mr. Hurvitz’s services as a member of the Board.

The equity approved for grant to Mr. Baharaff and Mr. Hurvitz in the year 2015 by the Company’s shareholders, as described above, was in fact not granted, as the Company received a pre ruling from the Israel Tax Authority which provided that such grant of options would be a violation of the terms of the tax ruling the Company obtained in connection with the reorganization it underwent on February 2, 2014, if the options were granted before February 2, 2016. Therefore, consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Remuneration Committee and the Board re-approved and recommend that the shareholders re-approve the grants to Mr. Baharaff and Mr. Hurvitz, although the same was approved by the shareholders general meeting in 2015.

The Company’s Compensation Policy includes a restriction under which equity compensation to every officer of the Company in each calendar year may be up to four (4) times the annual salary of such officer.

Each of the 2015 equity grant to Mr. Bahraff described above and the proposed 2016 equity grant to Mr. Bahraff described in proposal 6 above alone complies with the Compensation Policy’s restriction. However, both grants together exceed the restriction limit.

The Remuneration Committee and the Board approved this deviation for the following reasons: the grant of options for the year 2016 is consistent with the Company’s Compensation Policy while the grant of options for the year 2015 was never granted de facto and therefore is re-approved. This state of affairs causrf the total equity grant, aggregating both equity grants described above, to exceed the limitation on equity grants according to the Company’s Compensation Policy. Under these circumstances, and in light of the fact that each grant alone is consistent with the Company’s Compensation Policy, the Remuneration Committee and the Board found the option grant fair and reasonable.

The options would be granted under the Company’s 2013 Share Option Plan and would vest over a period of three (3) years as follows: 33.3% of the options would vest upon the lapse of 12 months following the date of grant, and thereafter the remainder of the options shall vest on an equal quarterly basis. The options exercise price shall be $5.49 (which was the average closing price at the 30 trading days preceding the Board’s meeting on March 30, 2015). The options grant would be effective as of the date of approval of the grant by the Board, subject to approval of the shareholders, and subject to the execution by Mr. Baharaff and Mr. Hurvitz of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant, and shall expire after ten years from the date of grant.

The Company views February 4, 2016, the original date of approval of the grant by the Board, as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy, notwithstanding that shareholder approval may be required for such grants. As of such date, the value of the proposed award to Mr. Allen Baharaff, calculated in accordance with the Black & Scholes option pricing model, was $583,320.

It is proposed that the following resolutions be adopted at the Meeting:

(a) “RESOLVED, to re-approve the grant to Mr. Allen Baharaff of options to purchase 140,000 Ordinary Shares, as described in the Proxy Statement, dated April 20, 2016.”

(b) “RESOLVED, to re-approve the grant to Mr. Chaim Hurvitz of options to purchase 10,000 Ordinary Shares, as described in the Proxy Statement, dated April 20, 2016.”

The approval of each of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 8

APPROVAL OF GRANT OF EQUITY AWARDS
TO NON-MANAGEMENT DIRECTORS

Pursuant to the Compensation Policy, Galmed’s philosophy is to provide fair and reasonable compensation to its directors, taking into account its business environment, its size and nature of operations. With respect to their services as Board members, each director, either a management director or a non-management director, an external director or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees. Accordingly, it is proposed to grant restricted share units of the Company (“RSUs”) and options to purchase Ordinary Shares of the Company to each of the Company’s directors in the same amount, provided however, that management directors, who are employed in other capacities by the Company, are also entitled to an additional compensation in such other capacities.

Therefore, this Proposal 8 is intended to approve only the equity awards of the non-management directors, while the equity awards for Mr. Allen Baharaff is set forth under Proposal 6 above.

At the Meeting, shareholders will be asked to approve to grant each of Chaim Hurvitz, Shmuel Nir, William Marth, Tali Yaron-Eldar and David Sidransky 7,500 of the Company’s RSUs and options to purchase 30,000 Ordinary Shares of the Company at an exercise price of $5.94 per share (which was the last trading day price preceding the Board’s meeting on February 4, 2016).

The above options would be granted under the 2013 Plan and would vest over a period of four (4) years, such that 25% of the options would vest upon the lapse of 12 months following the date of Board approval, and thereafter the remainder of the options shall vest on an equally quarterly basis. The option grant is subject to the execution by each director of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on February 3, 2026. The options to the Israeli grantees shall be granted through a trustee, pursuant to the capital gains track for tax purposes, in accordance with Section 102 of the Israeli Income Tax Ordinance.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to grant to each of the Company’s non-management directors 7,500 of the Company’s RSUs and options to purchase 30,000 Ordinary Shares of the Company, under the Company’s 2013 Plan, as described in the Proxy Statement, dated April 20, 2016.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 9

RE-APPOINTMENT OF AUDITORS

At the 2016 Annual General Meeting of Shareholders, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2016 and until the 2017 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and the Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Board has delegated its authority to approve the compensation of external auditors for audit and non-audit services to the Audit Committee. The Audit Committee has reviewed, and is satisfied with, the performance of Brightman Almagor Zohar & Co., and has approved and is recommending to shareholders to approve, their re-appointment as the Company’s external auditors.

One of our Audit Committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our Audit Committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

Since its establishment in May 2014, the Audit Committee has approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2015 and 2014:

	2015		2014
	(US$ in thousands)
Audit Fees(1)	60		60
Audit-Related fees(2)	12		141
Tax Fees	8	(3)	—
All other Fees	—		13	(4)
Total	80		214

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Includes fees for professional services rendered in connection with our registration statement on Form F-3 in 2015 and initial public offering in the United States in 2014.
(3)	Includes fees for professional services rendered in connection with a tax ruling from the Israeli Tax Authority regarding the Reorganization.
(4)	Includes fees for professional fees related to an EU governmental incentive plan in 2014.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, be, and they hereby are reappointed as auditors of the Company for the fiscal year ending December 31, 2016 and until the 2017 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of such resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2015 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2015, which are included in the Company’s annual report on Form 20-F for the year ended December 31, 2015, available on the Company’s website at www.galmedpharma.com.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Chaim Hurvitz

CHAIM HURVITZ
Chairman of the Board

/s/ Allen Baharaff

ALLEN BAHARAFF
President and Chief Executive Officer

Tel Aviv, Israel

April 20, 2016